787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 12, 2018

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Chile Fund, Inc. Registration Statement filed on Form N-14 on December 21, 2017 Securities Act File No. 333-222219

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Registration Statement (the “Registration Statement”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Dean Caruvana of Willkie Farr & Gallagher LLP on January 18, 2018.  The Registration Statement relates to the proposed reorganization of The Asia Tigers Fund, Inc. (“GRR”) into Aberdeen Chile Fund, Inc. (the “Registrant” or the “Acquiring Fund,” and together with GRR, the “Funds,” and each, a “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                  In the Q&A entitled “Why is a shareholder meeting being held?,” please revise the answer to clarify that the Acquiring Fund’s shareholders will not be asked to vote on the Reorganizations.

Response:                             The Registrant has made the requested clarification.

Comment No. 2:                  In the Q&A entitled “Why is a shareholder meeting being held?,” the answer notes that shareholders of the Acquiring Fund approved the election of directors, the elimination of a fundamental investment policy, an amendment to a fundamental investment restriction and an amended and restated investment advisory agreement. Please confirm that the

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in alliance with Dickson Minto W.S., London and Edinburgh

Registration Statement will not be mailed until after the Acquiring Fund’s shareholders have approved the above items.

Response:                             The Registrant confirms that the Registration Statement will not be mailed to Target Fund shareholders until after the Acquiring Fund’s shareholders have approved the above-referenced items.

Comment No. 3:                  Please clarify that, although City of London Investment Management Company Limited agrees to tender all of its shares under the Standstill Agreement, it will be subject to the same pro rata acceptance of tendered shares in an oversubscribed tender offer as are all the other tendering shareholders.

Response:                             The Registrant has added disclosure clarifying that City of London Investment Management Company Limited will be subject to the same pro rata acceptance of tendered shares in an oversubscribed tender offer as are all the other tendering shareholders.

Comment No. 4:                  In certain instances, the Registration Statement describes and sets out the net total expense ratio for each Fund, but not the gross total expense ratio for each Fund. Please add disclosure of the gross total expense ratio for each Fund in each instance where the net total expense ratio is disclosed. The gross total expense ratio should be disclosed first in each instance.

Response:                             The Registrant has added the requested additional disclosure of gross total expense ratios, as appropriate.

Comment No. 5:                  In certain instances, the Registration Statement describes and sets out the estimated costs of the Combined Fund excluding the estimated costs of the Combined Fund’s use of leverage. Please remove all disclosure that describes and sets out the estimated costs of the Combined Fund excluding the estimated costs of the Combined Fund’s use of leverage.

Response:                             The Registrant has made the requested change, except in the sections that describe or summarize the Board’s considerations when approving the GRR Reorganization because the information was part of the materials that the Board considered when approving the GRR Reorganization.

Comment No. 6:                  In the Q&A entitled “How will the Reorganizations affect the fees and expenses of GRR?,” please delete columns two and three in the table setting out the expense ratio comparisons, as the Combined Fund anticipates using leverage.

Response:                             The Registrant has made the requested change.

Comment No. 7:                  In the Q&A entitled “How similar are the Acquiring Fund and GRR?,” clearly disclose whether the portfolio managers of the Combined Fund will all be part of Aberdeen’s Global Emerging Markets team and/or if this team includes other professionals besides the portfolio managers.

Response:                             The Registrant has made the requested clarification.

Comment No. 8:                  In the Q&A entitled “How similar are the Acquiring Fund and GRR?,” include a cross-reference to the definition of “emerging markets equity securities” when disclosing the Combined Fund’s 80% policy.

Response:                             The Registrant has made the requested change.

Comment No. 9:                  Because “Income” is in the proposed new name for the Combined Fund, the objective should emphasize income, consistent with the Staff’s release of answers to frequently asked questions concerning Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), question and answer 9.

Response:                             The Registrant has revised the investment objective accordingly.

Comment No. 10:               In the Q&A entitled “Will I have to pay any sales load, etc.?,” the disclosure states that the costs of the Reorganizations may be allocated among the Target Funds proportionately based on assets or “another reasonable basis.” Please include additional disclosure on such other reasonable bases.

Response:                             The Registrant has deleted the phrase “or on another reasonable basis”.

Comment No. 11:               Please include an additional Q&A relating to the tax consequences of the tender offer both to: (i) existing shareholders who tender and (ii) existing shareholders who choose not to tender. When addressing the estimated capital gains distributions relating to the tender offer, either include in those estimates any capital gains that would be realized as a result of the realignment of the Combined Fund’s portfolio and clarify that the estimate includes such realignment impact, or provide two separate estimated capital gains impact disclosures with one including realignment impact and one excluding realignment impact with disclosure noting whether the realignment impact is included.

Response:                             The Registrant has added the requested Q&A.

Comment No. 12:               In the Q&A entitled “Will I have to pay any U.S. federal taxes as a result of the GRR Reorganization?,” and on page 72 of the “Material Federal Income Tax Consequences of the GRR Reorganization” section, it is noted that GRR’s estimated distribution was approximately $5.2 million as of September 30, 2017. Please clarify if this amount includes the capital gains expected to be generated from GRR selling securities that cannot be transferred to the Acquiring Fund. If the amount of capital gains expected to be generated due to GRR selling securities that cannot be transferred to the Acquiring Fund was not included, please add the estimated amount.

Response:                             The Registrant confirms that this amount includes the capital gains expected to be generated as a result of GRR selling non-transferable securities in advance of the GRR Reorganization. The Registrant has made the requested clarification in the Registration Statement.

Comment No. 13:               In the third full paragraph on page ii, it is noted that Board members of one or more of the Target Funds will be added as members of the Board of the Acquiring Fund,

subject to election by shareholders. Please clarify that the reference to such shareholders is to the shareholders of the Acquiring Fund.

Response:                             The Registrant has made the requested clarification.

Comment No. 14:               In the second paragraph on page 1 of the “Summary” section, please explain why the Board is only responsible for the information contained in the Proxy Statement/Prospectus with respect to GRR.

Response:                             The Board of GRR believes that this is a common provision in comparable transactions. As the Registrant, Aberdeen Chile Fund, Inc. is generally responsible for the contents of its Registration Statement; however, GRR has agreed to be responsible for the information that GRR has provided. The Board of GRR is not in a position to determine whether information provided by any other party is accurate and complete.

Comment No. 15:               In the first paragraph on page 2 of the “Summary” section, please disclose what the GRR Board considered with respect to expenses relating to the anticipated use of leverage.

Response:                             The Board understood that it was Aberdeen's intention to use leverage of between 5%-15% of total assets in the Combined Fund's investment program.  However, no specific information as to the timing, nature, amounts or terms, including the costs, of such arrangements was available at the time of the Board's deliberations.  The Board focused on Aberdeen's advice that the Combined Fund would have a lower total expense ratio than GRR, at least during the period of the expense cap, with the understanding that the cost of leverage could impact the Combined Fund's total expense ratio, and that any such impact would be considered by the Combined Fund's Board.  As a result, the Registrant respectfully declines to make the requested change.

Comment No. 16:               In the fourth full paragraph on page 5 of the “Risk Factors and Special Considerations” section, include a comparison of the gross total expense ratios and specify that the comparison of the net total expense ratio is post-tender offer.

Response:                             The Registrant has added the requested disclosure.

Comment No. 17:               In the table on page 5 of the “Risk Factors and Special Considerations” section, consider splitting the table into two separate tables; one table showing gross total expense ratios and another table showing net total expense ratios.

Response:                             The Registrant has made the requested change.

Comment No. 18:               In each case where the Registrant discloses the proposed fund expense limitation agreement that would be in effect for the Combined Fund following the Reorganizations, it should be noted that the adviser has the ability to recoup waived expenses.

Response:                             The Registrant has added the requested disclosure.

Comment No. 19:               In the first full paragraph on page 6 of the “Risk Factors and Special Considerations” section, please add a comparison of gross total expense ratios.

Response:                             The Registrant has added the requested disclosure.

Comment No. 20:               Please remove the table and paragraphs immediately preceding the table on page 6 of the “Risk Factors and Special Considerations” section because the table excludes the estimated costs of leverage.

Response:                             The Registrant has made the requested change.

Comment No. 21:               Please revise the paragraph immediately following the table on page 6 of the “Risk Factors and Special Considerations” section to remove disclosure that excludes the cost of leverage.

Response:                             The Registrant has made the requested change.

Comment No. 22:               In the subsection entitled “Earnings and Distribution Yield” on page 7 of the “Risk Factors and Special Considerations” section, please disclose why yield is expected to be higher.

Response:                             The Registrant has added the requested disclosure.

Comment No. 23:               In the table on page 24 of the “Expense Table for Shareholders” section, consider deleting the first parenthetical since there are no fees relating to maximum sales load.

Response:                             The Registrant has made the requested change.

Comment No. 24:               With respect to the GRR expense limitation agreement that is currently in effect, if the adviser is able to recoup these fees under certain circumstances, include disclosure to that effect.

Response:                             The adviser does not have the ability to recoup fees under GRR’s current expense limitation agreement, so no disclosure has been added.

Comment No. 25:               If AAMI will be able to recoup waived expenses after the completion of the Reorganizations, please disclose the recoupments in the Registration Statement.

Response:                             The Registrant confirms that AAMI will not be able to recoup any waived expenses after the completion of the Reorganizations.

Comment No. 26:               Please delete footnote (g) on page 25 of the “Expense Table for Shareholders” section of the Registration Statement.

Response:                             The Registrant has made the requested change.

Comment No. 27:               In the last paragraph on page 25 of the “Expense Table for Shareholders” section, please delete the sentence discussing the estimated net total expense ratio of the Combined Fund when excluding the costs associated with the Combined Fund’s anticipated use of leverage.

Response:                             The Registrant has made the requested change.

Comment No. 28:               In the first full sentence on page 26 of the “Expense Table for Shareholders” section, please clarify which version of the Combined Fund is being referenced.

Response:                             The Registrant has made the requested clarification.

Comment No. 29:               Please delete columns two and three of the table on page 26 of the “Expense Table for Shareholders” section.

Response:                             The Registrant has made the requested change.

Comment No. 30:               In the second paragraph on page 26 of the “Expense Table for Shareholders” section, please clarify if GRR will experience expense savings as a result of the Reorganizations.

Response:                             The Registrant has deleted the reference to “expense savings” from the relevant sentence.

Comment No. 31:               In the last paragraph on page 26 of the “Expense Table for Shareholders” section, please disclose the costs of selling portfolio securities for the tender offer, quantified in dollars and basis points.

Response:                             The Registrant respectfully declines to make the change. At the time of the Board’s consideration of the GRR Reorganization, the cost of selling portfolio securities related solely to the proposed tender offer was not provided to the Board in dollars and basis points and therefore is not reflected in the above-referenced section. Such costs would depend on the size of the tender offer ultimately approved by the Combined Fund’s Board of Directors, whether the tender offer is fully subscribed, the final composition of the Combined Fund’s portfolio after the Reorganizations occur and the Combined Fund realigns its portfolio in accordance with its investment strategy, and the market conditions in effect at the time that the Combined Fund raises cash to distribute the proceeds of the tender, which would likely be in late-second quarter 2018.

Comment No. 32:               The fourth sentence in the first paragraph on page 34 of the “Reasons for the GRR Reorganization” section should be disclosed in a more prominent position earlier in the Registration Statement.

Response:                             The fourth sentence in the first paragraph on page 34 of the “Reasons for the GRR Reorganization” section discloses the estimated amount of capital gains to be distributed to GRR shareholders in advance of the Reorganization based on data as of June 30,

2017, which is what was provided to the GRR Board of Directors in connection with its consideration of the approval of the GRR Reorganization. The Registrant has added the corresponding information, updated as of September 30, 2017, to the Registration Statement in the Question and Answers section under “Will I have to pay any U.S. federal taxes as a result of the GRR Reorganization?,” in the “MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE GRR REORGANIZATION” section and in the Notes to the Pro Forma Combined Financial Statements.

Comment No. 33:               In the second paragraph on page 34 of the “Reasons for the GRR Reorganization” section, please disclose the estimated amount of taxable distributions to be made by GRR prior to the GRR Reorganization closing, which should include any capital gains estimated to be generated from selling securities that cannot be transferred to the Acquiring Fund.

Response:                             The estimated amount of taxable distributions to be made by GRR prior to the GRR Reorganization, including any capital gains estimated to be generated as a result of selling non-transferable securities, is disclosed in the fourth sentence in the first paragraph on page 34 of the “Reasons for the GRR Reorganization” section as of June 30, 2017.

Comment No. 34:               Please disclose the dollar amount of the estimated taxable distribution to be made by the Combined Fund assuming a tender offer of 50 percent earlier and more prominently in the Registration Statement.

Response:                             The Registrant has added the requested disclosure.

Comment No. 35:               In the second paragraph on page 35 of the “Reasons for the GRR Reorganization” section, please clarify if 10.33% also includes the capital gains expected to be generated as a result of the portfolio realignment of the Combined Fund. If the percentage does not include the capital gains estimated to be generated as a result of the portfolio realignment of the Combined Fund, consider adding disclosure to reflect the gains to be generated as a result of the estimated portfolio realignment of the Combined Fund.

Response:                             The Registrant confirms that this amount includes the capital gains expected to be generated as a result of the portfolio realignment of the Combined Fund. The Registrant has made the requested clarification in the Registration Statement.

Comment No. 36:               In the first table on page 37 of the “Proposal: The GRR Reorganization” section, include “net” in the “Total Expense Ratios” and “Change in Total Expense Ratios for GRR” headings on the left side of the table.

Response:                             The Registrant has made the requested change.

Comment No. 37:               Before the first table on page 37 of the “Proposal: The GRR Reorganization” section, add a table that shows a comparison of the gross total expense ratios.

Response:                             The Registrant has added GRR’s gross total expense ratio to the table on page 37 for comparison.

Comment No. 38:               In the last paragraph on page 37 of the “Proposal: The GRR Reorganization” section of the Registration Statement, please delete the sentence discussing the estimated net total expense ratio of the Combined Fund when excluding the costs associated with the Combined Fund’s anticipated use of leverage.

Response:                             The Registrant has made the requested change.

Comment No. 39:               Please delete columns two and three of the table on page 38 of the “Proposal: The GRR Reorganization” section.

Response:                             The Registrant has made the requested change.

Comment No. 40:               Please disclose the market capitalization policy for equity investments by the Combined Fund.

Response:                             The Combined Fund may invest in securities of any market capitalization.  The Registrant has added applicable disclosure.

Comment No. 41:               In the third paragraph of the “Investment Objective and Policies of the Acquiring Fund” section on page 39, it states that “[a]n emerging markets country is any country determined by the Investment Adviser, to have an emerging market economy, considering factors such as the country’s credit rating, its political and economic stability and the development of its financial and capital markets,” and that “[e]merging market countries for purposes of this policy can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe.” The Staff notes that it does not believe that this definition of emerging market companies is sufficiently specific for the purposes of Rule 35d-1 of the 1940 Act. Please disclose, consistent with the requirements of Rule 35d-1, the specific criteria that the Combined Fund will use to determine whether a country is an emerging markets country.

Response:                             The Registrant has added the requested disclosure.

Comment No. 42:               Confirm that only convertible debt that is “in-the-money” at the time of investment will be counted towards the Combined Fund’s policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in emerging markets equity securities (the “80% Policy”).

Response:                             Convertible debt securities are not counted as equity securities for purposes of the Combined Fund’s 80% policy.  The Registrant has added applicable disclosure under “Convertible Securities” in the section “INVESTMENT OBJECTIVE AND POLICIES OF THE ACQUIRING FUND”.

Comment No. 43:               Please confirm whether the convertible debt securities that are included in the types of bonds in which the Combined Fund may invest include contingent convertible securities (“CoCos”). If so, and they are a principal strategy of the Combined Fund, please specifically reference CoCos in the Combined Fund’s principal investment strategies and disclose the corresponding risks.

Response:                             The Registrant does not currently intend to invest in CoCos following the Reorganizations.

Comment No. 44:               On page 39 of the “Investment Objective and Policies of the Acquiring Fund” section, the disclosure notes four criteria that the Combined Fund will consider when classifying securities as emerging market securities. The criterion in (iv) indicates that securities that “are denominated in the currency of an emerging market” would be considered emerging market securities for the purposes of the Combined Fund’s 80% policy. However, the Staff notes that a security meeting the criterion in (iv) alone would not satisfy the Combined Fund’s 80% Policy. Please revise the disclosure accordingly.

Response:                             The Registrant has removed criterion (iv) from the list of criteria the Combined Fund will consider when classifying securities as emerging market securities.

Comment No. 45:               The Registration Statement includes language that “[e]merging market securities include securities that are issued by: […] companies or other issuers that […] alone or on a consolidated basis derive a significant portion of their annual revenue or assets from goods produced, sales made or services performed in emerging markets countries” (emphasis added). The Staff believes that a subsidiary company should meet the applicable criteria on its own and not due to the activities of an affiliate or sister company. Please explain why it is appropriate to meet this criterion on a consolidated basis or revise the disclosure.

Response:                             The Financial Accounting Standards Board (“FASB”) stated in “Accounting Research Bulletin 51: Consolidated Financial Statements” that “[t]he purpose of consolidated statements is to present, primarily for the benefit of the shareholders and creditors of the parent company, the results of operations and the financial position of a parent company and its subsidiaries essentially as if the group were a single company with one or more branches or divisions.” The Registrant notes that the Combined Fund may invest in securities of a parent company that operates through its subsidiaries and therefore issues consolidated financial statements. The Registrant respectfully submits that it believes it is reasonable that such consolidated financial statements would be used to determine the annual revenues and earnings of the parent company and from what country or countries such revenue or earnings were derived.  A subsidiary company in which the Combined Fund may invest would not meet this criterion based on a combination of its and its parent company’s earnings and revenues.  The Registrant respectfully declines to add additional disclosure to the principal investment strategies section about this criterion as it believes it may be excessive and confusing to shareholders; however, the Registrant has revised the disclosure to remove the phrase “alone or on a consolidated basis” to avoid any confusion regarding the use of these terms in the future.

Comment No. 46:               On page 39 of the “Investment Objective and Policies of the Acquiring Fund” section, the disclosure notes four criteria that the Combined Fund will consider when classifying securities as emerging market securities. The criterion in (iii) indicates that securities that “alone or on a consolidated basis derive a significant portion of their annual revenue or assets from goods produced, sales made or services performed in emerging markets countries” would be considered emerging market securities for the purposes of the Combined Fund’s 80% policy. The subsequent sentence clarifies that “[t]he Acquiring Fund will consider that a company or issuer derives a ‘significant’ portion of its annual revenue from a country if the highest concentration of the company’s annual revenue comes from that country as measured by Bloomberg.” The Staff notes that a security meeting the criterion in (iii) alone would satisfy the Combined Fund’s 80% Policy only if it required “a majority of their annual revenue…” rather than “a ‘significant portion’ of its annual revenue….” Please revise the disclosure accordingly.

Response:                             The Registrant has revised the criterion in (iii) to reference “a majority of their annual revenue…” instead of “a significant portion of their annual revenue…” and has deleted the following sentence defining the meaning of “a significant portion.”

Comment No. 47:               The Registration Statement notes the Combined Fund’s ability to invest in frontier markets; please describe the related risks of investing in frontier markets.

Response:                             The Registrant has added the applicable risks to the Registration Statement.

Comment No. 48:               Please include more information regarding the Combined Fund’s use of leverage, including the type(s) of leverage, who the Combined Fund intends to borrow from to incur this leverage, what the intended use of the leveraged proceeds would be and what percentage of assets the Combined Fund expects to lever.

Response:                             The Registrant has added the requested information in the Registration Statement.

Comment No. 49:               If the Combined Fund intends to invest significantly in a particular economic sector, please disclose which sector and the related risks.

Response:                             The Combined Fund’s portfolio management team currently anticipates that immediately after realigning the Combined Fund’s portfolio following the Reorganizations, the Combined Fund’s portfolio will include a significant amount of securities of companies that represent the financial sector; as a result, the Registrant has added “Financials Sector Risk” as a subset of “Sector Risk” in the “Principal Risks of Investing in the Funds” section of the Registration Statement.  Because the Combined Fund does not have a particular strategy to invest in the financial sector or any other sector, the Registrant respectfully declines to add disclosure about investing in the financial sector to the principal strategies of the Combined Fund.  The Registrant notes, however, that the Combined Fund’s investment strategy disclosure states that “[a]lthough the Fund will not invest 25% or more of its total assets in the securities of companies in the same industry, the Fund may invest in securities of any market sector and may hold a significant amount of securities of companies, from time to time, within a single sector.”  Accordingly, if the Combined Fund has a significant portion of its assets invested in securities that belong to a particular sector in the future, the Registrant intends to include disclosure of a sector-specific risk factor describing the risks to which the Combined Fund is subject in its next annual or semiannual report to shareholders.

Comment No. 50:               With respect to the Combined Fund’s ability to invest in (i) debt securities denominated in the currency of an emerging country or issued or guaranteed by an emerging country company or the government of an emerging country and (ii) debt securities of corporate or governmental issuers located in developed countries, please disclose the Combined Fund’s credit quality policy and maturity policy.

Response:                             The Combined Fund may invest in debt securities that are rated no lower than A-2 by Standard & Poor’s Rating Group or P-2 by Moody’s Investor Services or the equivalent by another rating service or, if unrated, deemed to be of equivalent quality by the Investment Adviser.  The Combined Fund may invest in securities of any maturity.  The Registrant has revised the Registration Statement accordingly.

Comment No. 51:               Please confirm whether the Combined Fund intends to issue debt securities.  If it does not plan to issue debt securities, include a statement in the Combined Fund’s investment strategies.

Response:                             The Combined Fund currently has no intention to issue debt securities; however, the Board of Directors of the Combined Fund may determine to do so in the future. The Registrant discloses its policy with respect to leverage and the issuance of debt securities in the section “INVESTMENT OBJECTIVE AND POLICIES OF THE ACQUIRING FUND — Investment Policies,” which states: “The Acquiring Fund intends to utilize leverage as part of its investment strategy through borrowings, although it may engage in other transactions, such as reverse repurchase agreements and issuance of debt securities or preferred securities, which have the effect of leverage.”

Comment No. 52:               Please consider whether the Combined Fund’s fundamental investment restriction prohibiting the Combined Fund from investing in securities on margin would conflict with the Combined Fund’s ability to enter into margin loans and whether the Combined Fund should also be seeking a shareholder vote to remove the fundamental investment restriction prohibiting investments in securities on margin.

Response:                             The Registrant does not intend to invest in margin loans and has removed references to investments in margin loans from the Registration Statement.

Comment No. 53:               If the Combined Fund has a lead portfolio manager, please disclose the portfolio manager that is primarily responsible for the management of the Combined Fund. If portfolio managers are all jointly and primarily responsible, please add appropriate disclosure.

Response:                             The Registrant has made the requested change.

Comment No. 54:               Please add the dividend reinvestment plan related expenses (i.e. $10 enrollment fee and $0.02 per share fees for certain other transactions) to the fee tables for the Funds.

Response:                             The Registrant has added the requested disclosure to the fee tables.

Comment No. 55:               Please include an undertaking in the Registration Statement that the Registrant will file a legality opinion in a post-effective amendment to the Registration Statement following the closing of the GRR Reorganization with respect to the due authorization of shares to be issued in connection with the GRR Reorganization.

Response:                             The Registrant has added the requested undertaking.

*   *   *   *   *   *   *  *   *  *

Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information.

Respectfully submitted,

/s/ Dean A. Caruvana
Dean A. Caruvana

cc:           Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Katherine Corey, Esq., Aberdeen Asset Management Inc.